UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

FORTUNET, INC.

(Name of Subject Company (Issuer))

THE YURI ITKIS GAMING TRUST OF 1993

YI ACQUISITION CORP.

YURI ITKIS

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34969Q100

(CUSIP Number of Class of Securities)

Yuri Itkis
2950 S. Highland Drive, Suite C
Las Vegas, NV  89109
(702) 796-9090

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Bonner Eric T. Blum Greenberg Traurig, LLP 3773 Howard Hughes Parkway Suite 400 North Las Vegas, Nevada 89169 Phone: (702) 792-3773 Fax: (702) 792-9002	Brian H. Blaney Greenberg Traurig, LLP 2375 East Camelback Road Suite 700 Phoenix, Arizona 85016 Phone: (602) 445-8000 Fax: (602) 445-8603

Calculation of Filing Fee:

Transaction Valuations(1)	Amount of Filing Fee(2)
$6,271,900	$447

(1)          The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Common Stock of FortuNet, Inc. (“FortuNet”), par value $0.001 per share (the “Shares”), not beneficially owned by The Yuri Itkis Gaming Trust of 1993 (the “Gaming Trust”) at a purchase price of $225 per Share, net to the seller in cash. According to FortuNet’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, as of November 11, 2009, there were 11,054,011 Shares outstanding, of which 8,266,500 are held by the Gaming Trust.  Accordingly, this calculation assumes the purchase of 2,787,511 Shares.

(2)          The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009. The fee equals $71.30 per one million dollars of transaction value.

☒          Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $447

Form or Registration No.:  Schedule TO-T

Filing Party:  The Yuri Itkis Gaming Trust of 1993, YI Acquisition Corp. and Yuri Itkis

Date Filed:  January 15, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☒          going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO on January 15, 2010 (as amended and supplemented, the “Schedule TO”) by The Yuri Itkis Gaming Trust of 1993 (the “Gaming Trust”), YI Acquisition Corp. and Yuri Itkis. The Schedule TO relates to the offer by the Gaming Trust to purchase all outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of FortuNet, Inc. (“FortuNet”), not owned by the Gaming Trust, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The items of this Schedule TO set forth below are hereby further amended and supplemented as follows:

Items 1 through 9, 11 and 13.

(1)           The third sentence in the second paragraph of the section captioned “Special Factors — 2. Purpose of the Offer; The Trust’s Plan for FortuNet After the Offer and the Merger” on page 9 of the Offer to Purchase is hereby amended and restated as follows:

“However, the Trust does not presently intend to seek to retain any directors following the Merger other than Yuri Itkis and Boris Itkis.”

(2)           The first sentence in the first paragraph of the section captioned “Special Factors — 3. The Position of The Trust Regarding the Fairness of the Offer and the Merger” on page 10 of the Offer to Purchase is hereby amended and restated as follows:

“The rules of the SEC require the Trust, YI Acquisition Corp. and Yuri Itkis (collectively referred to as the “Trust” in this section unless the context otherwise requires) to express their belief as to the fairness of the Offer and the Merger to FortuNet’s stockholders who are not affiliated with the Trust.”

(3)           The section captioned Summary beginning on page 1 of the Offer to Purchase is hereby amended to include the following:

“The Position of the Trust, YI Acquisition Corp. and Yuri Itkis Regarding the Fairness of the Offer and the Merger (See Special Factors Section 3. The Position of the Trust Regarding the Fairness of the Offer and the Merger)

•    The Trust believes that the Offer and Merger are financially and procedurally fair to FortuNet stockholders who participate in the Offer or determine to remain as stockholders of FortuNet.”

(4)           The title of the section captioned “Special Factors — 3. The Position of The Trust Regarding the Fairness of the Offer and the Merger” on page 10 of the Offer to Purchase is hereby amended and restated as follows:

“3.  The Position of the Trust, YI Acquisition Corp. and Yuri Itkis Regarding the Fairness of the Offer and the Merger”

(5)           The third sentence in the third paragraph of the section captioned “Special Factors — 7. Effects of the Offer and the Merger” on page 15 of the Offer to Purchase is hereby amended and restated as follows:

“Because the Trust (and indirectly Yuri Itkis) owned 75% of the outstanding Shares throughout the quarter ended September 30, 2009, the Trust’s and Yuri Itkis’s interest in FortuNet’s net book value and net loss was approximately $11,882,063 and $551,140, respectively.”

(6)           Following the final bullet point on page 13 of the Offer to Purchase, under the section captioned “Special Factors — 3. The Position of The Trust Regarding the Fairness of the Offer and the Merger,” the following is added:

“•  The Trust, YI Acquisition and Yuri Itkis did not seek or obtain a fairness opinion in connection with the Offer.”

(7)           Following the second bullet point on page 11 of the Offer to Purchase, under the section captioned “Special Factors — 3. The Position of The Trust Regarding the Fairness of the Offer and the Merger,” the following is added:

“•  Mr. Itkis and the Trust selected the price/earnings valuation method to value FortuNet based upon the experience and advice of Union Gaming.  On January 4, 2010, Union Gaming advised Mr. Itkis and the Trust that the price/earnings methodology is the most commonly used valuation method for conventional gaming supply companies, such as FortuNet, and not Discounted Cash Flow or Enterprise Value to EBITDA.  On January 4, and January 7, 2009, Union Gaming also communicated to Duff & Phelps that it believes the price/earnings valuation method is the preferred valuation method for conventional gaming supply companies.

•    Using the price/earnings valuation method, Union Gaming estimated that the value of FortuNet to unaffiliated stockholders, on a per share basis, was between $1.70 and $1.90 per share after adding back public company compliance costs and making further upward adjustments for available cash-on-hand and auction rate securities held by FortuNet at face value, and reducing the same by certain capital expenditures.  In addition, based on feedback from Union Gaming’s discussions with Duff & Phelps, Union Gaming suggested that a premium be added to the estimated fair value, which resulted in an offer price of $2.25 per share.  Union Gaming calculated FortuNet’s price-to-earnings ratio based on 2010 projected net income of approximately $1.6 million as disclosed to Union Gaming by Duff & Phelps on January 4, 2010.  As part of the price/earnings valuation method, Union Gaming compared the average earnings multiple of an assembled peer group to FortuNet’s 2010 budgeted net income.”

(8)           Following the first bullet point on page 11 of the Offer to Purchase, under the section captioned “Special Factors — 3. The Position of The Trust Regarding the Fairness of the Offer and the Merger,” the following is added:

“•  The Trust sought the advice of an independent financial advisor, Union Gaming, that has significant experience in the gaming industry in general and gaming equipment manufacturers in particular.  Union Gaming was introduced to Yuri Itkis by the Trust’s legal counsel and was ultimately chosen as the financial advisor to the Trust based upon Union Gaming’s background and experience.  Not other advisors were contacted.”

(9)           The eighth paragraph on page 7 through the seventh full paragraph on page 9 of the Offer to Purchase under the section captioned “Special Factors — 1. Background” is hereby amended and restated as follows:

“On Friday, November 20, 2009 after the market close, Mr. Itkis informally contacted each of the board members and FortuNet’s counsel by telephone to inform them of the Trust’s intention to make a tender offer and to issue a press release regarding its intention with respect to the proposed tender offer.  On the same day, the Trust’s counsel contacted FortuNet’s counsel to inform them of the Trust’s intention to commence a tender offer and to issue a press release.

On Saturday, November 21, 2009, attorneys with Greenberg Traurig, the Trust’s counsel, discussed with attorneys with Morrison & Foerster, FortuNet’s counsel, via telephone the Trust’s intention to issue a press release on Monday, November 23, 2009 before the opening of the stock market announcing the Trust’s intention to make a tender offer. At that time, the Trust’s counsel provided to FortuNet’s counsel via e-mail a draft of the press release.

On Sunday, November 22, 2009, the board held a brief telephonic meeting at which Mr. Itkis formally informed the board of the Trust’s intention to make a tender offer to acquire all of the outstanding shares of FortuNet’s common stock that it did not own for $1.70 per share. There were no outside attorneys on that call. Following the telephonic meeting, Mr. Itkis, Mr. Itkis’ counsel and FortuNet’s counsel had a telephonic discussion regarding Mr. Itkis’ intention to make a tender offer and confirmed the Trust’s intention to release the press release the next day prior to market open. The Trust agreed to transmit the press release to the board via FortuNet’s counsel after its release. FortuNet’s counsel advised the Trust that the board of FortuNet would most likely appoint a special committee of independent directors and begin a search for a financial advisor to consider the Trust’s stated intention.

On Monday, November 23, 2009, the Trust issued a press release announcing its intention to launch a tender offer for all of the outstanding Shares not owned by the Trust for $1.70 per share in cash, to be irrevocably conditioned upon the tender of a sufficient number of shares of FortuNet’s common stock to cause the Trust to own 90% of the outstanding shares of common stock, and its further intention, assuming the successful completion of the tender offer, to effect a “short form” cash merger at the same price per share paid in the tender offer in order to acquire any remaining shares.

As reported in the Schedule 14d-9 filed by FortuNet, the FortuNet board of directors held a special meeting on November 23, 2009 with representatives of FortuNet’s counsel present to discuss the proposed tender offer.  Mr. Itkis confirmed the board of director’s understanding of the terms of conditions of the proposed tender offer as described in the Trust’s November 23 press release.  Yuri Itkis then left the meeting.  Boris Itkis also left the meeting, in order to avoid any appearance of conflict that might arise from his family relationship with Yuri Itkis, although Boris did not participate in any way in making the tender offer.

On Monday, November 23, 2009, FortuNet issued a press release acknowledging the announcement of the Trust’s intention to launch a tender offer.

On Tuesday, December 8, 2009, as part of due diligence interviews conducted with management of FortuNet, Mr. Itkis was interviewed by Duff & Phelps, the financial advisor engaged by the special committee.  The special committee asked Mr. Itkis about FortuNet’s history, current and planned future operations, financial condition and other matters.

On Tuesday, December 15, 2009, FortuNet’s counsel contacted the Trust’s counsel to request that Mr. Itkis meet with Duff & Phelps again on December 17 to discuss additional questions related to Duff & Phelps’s information gathering.

On Wednesday, December 16, 2009, FortuNet received a written staff determination from The Nasdaq Stock Market Listing Qualifications Department that FortuNet had not regained compliance in accordance with Marketplace Rule 5810(c)(3)(D). FortuNet was advised that trading of the Shares would be suspended at the opening of business on December 28, 2009, and a Form 25-NSE would be filed with the Securities and Exchange Commission removing FortuNet’s securities from listing on The Nasdaq Stock Market unless FortuNet requested a hearing to appeal the staff determination. Subsequently, on January 7, 2010, FortuNet filed, and Nasdaq approved, FortuNet’s transfer application to transfer its Shares’ listing from the Nasdaq Global Market to the Nasdaq Capital Market. The listing of the Shares was transferred to the Nasdaq Capital Market at the opening of business on January 11, 2010.

On Thursday, December 17, 2009, Duff & Phelps conducted an additional interview with Mr. Itkis via telephone during which call Mr. Itkis indicated that the Trust had added a premium over the closing price of FortuNet’s shares on November 20, 2009, the last trading day prior to the Trust’s issuance of its press release, but otherwise had not used any particular valuation models or relied on a financial advisor to determine the proposed $1.70 tender offer price, and that the Trust had no present intention of selling its interest in FortuNet or entertaining offers for its interest in FortuNet.  Duff & Phelps informed Mr. Itkis that the special committee had several telephonic meetings scheduled for the remainder of December and intended to meet again in person with Mr. Itkis the first week of January 2010.

On Monday, December 21, 2009, FortuNet’s counsel advised the Trust’s counsel via telephone of the progress being made by Duff & Phelps in its fact gathering and confirmed that the special committee intended to continue to meet regularly via telephone throughout the remainder of December and in person the first week of January and that the special committee intended to hold a future meeting with Mr. Itkis.

On Tuesday, December 29, 2009, Mr. Itkis met with special committee member Darrel Johnson, and together they called Duff & Phelps to discuss various elements of Duff & Phelps’ fact gathering and analysis. During the telephone conversation, Mr. Johnson and the Duff & Phelps representatives made Mr. Itkis aware that the preliminary analysis of the special committee was that the $1.70 per share price communicated in the Trust’s

November 23, 2009 press release was below the valuation range that the special committee felt it would be able to support, and suggested to Mr. Itkis that the Trust increase the purchase price to $2.53 per share.  Subsequently, on December 29, 2009, Mr. Itkis informed Duff & Phelps that he thought that $2.53 per share was excessive.  Without any of the participants making any commitments to communicate further, the conversations concluded.

On Wednesday, December 30, 2009, Mr. Itkis and the Trust’s counsel contacted Union Gaming Analytics, LLC regarding engaging Union Gaming to provide advice to the Trust and the Trust’s counsel.  Subsequently, Mr. Itkis called Duff & Phelps to inform them that a financial advisor to the Trust may be contacting them.

On Monday, January 4, 2010, Mr. Itkis and the Trust’s counsel met with Union Gaming. Union Gaming was engaged by the Trust’s counsel on behalf of the Trust. Union Gaming interviewed Mr. Itkis and advised Mr. Itkis and the Trust that the price/earnings methodology, rather than discounted cash flow or enterprise value to EBITDA, is the most commonly used valuation method for conventional gaming supply companies such as FortuNet.  Later, Union Gaming, without Mr. Itkis or the Trust’s counsel present, contacted Duff & Phelps via telephone and discussed FortuNet and Duff & Phelps’ approaches to valuation and the potential applicability of a “control premium.”  Union Gaming shared with Duff & Phelps the valuation methodology that the Union Gaming representatives thought appropriate for FortuNet, and the Duff & Phelps representatives gave differing views.  No per share prices for purposes of the Offer were discussed during this conversation.  The conversations concluded.

On Tuesday, January 5, 2010, FortuNet’s counsel and the Trust’s counsel discussed via telephone the status of the discussions between Duff & Phelps and Union Gaming. They discussed their differing views about the applicability of a “control premium” in transactions similar to the potential Offer and Merger.  During these telephone conversations, FortuNet’s counsel encouraged the Trust to include procedural protections for FortuNet stockholders in the Offer, including a non-waivable “majority of the minority” condition and voluntary dissenter’s rights under the NRS. The Trust’s counsel informed FortuNet’s counsel that the Trust intended to include such procedural protections in the offer.

On Thursday, January 7, 2010, Union Gaming had additional conversations with Duff & Phelps via telephone regarding their differing views of the valuation of FortuNet.  During this telephone conversation, Union Gaming again communicated to Duff & Phelps that Union Gaming believed that the widely accepted gaming supplier valuation methodology in the industry is the price/earnings valuation method.  Applying a composite average of gaming supplier company earnings multiples to FortuNet’s 2010 budgeted net income, adding back public company compliance costs and then making further upward adjustments for available cash on hand, auction rate investment securities held by FortuNet, and reducing the same by certain capital expenditures, Union Gaming advised Duff & Phelps that Union Gaming believed the fair valuation of FortuNet to unaffiliated stockholders, on a per share basis, was between $1.70 per share and $1.90 per share, before the effect of any premium.  Duff & Phelps advised Union Gaming that it felt the fair value range was higher.  The telephone conversation ended.

Between January 7, 2010 and January 10, 2010, Union Gaming, the Trust’s counsel and Mr. Itkis discussed the results of Union Gaming’s telephone calls with Duff & Phelps and FortuNet’s counsel’s telephone conversations with the Trust’s counsel. These discussions were oral, conducted over the telephone, and did not involve any formal presentation or delivery of a written or oral opinion by Union Gaming.  Union Gaming suggested that the Trust consider adding a premium to the estimated fair value.  Following these discussions, as Trustee to the Trust, Mr. Itkis decided to authorize an offer at the Offer Price.

On Friday, January 8, 2010, the Trust’s counsel informed FortuNet’s counsel, without making any commitments, that if Mr. Itkis elected to proceed with the tender offer, it could be commenced as early as the following week. FortuNet’s counsel acknowledged that the special committee was prepared to meet and appropriately respond to the tender offer, as required by the securities laws, once commenced.

On Thursday, January 14, 2010 after the market close, the Trust’s counsel contacted FortuNet’s counsel by telephone to informally communicate the Trust’s intention to commence the tender offer the following day.”

(10)         The table on page 24 of the Offer to Purchase, under the section captioned “Certain Information Concerning FortuNet” is hereby amended and restated as follows:

	For the Three Months Ended September 30		For the Years Ended December 31
	2009	2008	2008	2007
Income Statement Data (thousands of dollars)
Total revenues	$3,946.9	$3,922.4	$16,019.2	$16,488.6
Total operating costs and expenses	2,667.4	2,727.1	10,699.0	10,087.3
Operating (loss) income	(1,200.3)	662.0	2,770.5	3,944.7
Net (loss) income	(734.9)	611.6	2,877.5	3,947.5
Balance Sheet Data (thousands of dollars)
Current assets	$8,002.8	$24,158.3	$30,932.5	$7,751.5
Non-current assets	8,454.4	20,258.2	13,525.1	34,163.6
Current liabilities	614.4	1,036.6	1,132.7	1,129.6
Non-current liabilities	0	0	0	0
Total stockholder’s equity	15,842.8	43,379.8	43,249.9	40,785.5
Cash dividends declared per common share	$0	$0	$0	$0
Average shares of common stock outstanding—basic (in thousands)	11,048.0	11,351.3	11,352.0	11,345.8
Ratio of Earnings to Fixed Charges	(17.46)	11.96	20.39	47.35

(11)         The amended complaint attached hereto as Exhibit (a)(5)(ii) was filed on January 19, 2010.

(12)         Following the first paragraph of the section captioned “Special Factors – 2.  Purpose of the Offer; The Trust’s Plans for FortuNet After the Offer and the Merger” on page 9 of the Offer to Purchase, the following is added:

The determination to undertake the Offer and the Merger in November 2009, as opposed to another time in FortuNet’s history as a public company, was driven by  (i) the deterioration of the general economic conditions in the United States and the global financial markets, which has sharply effected the operating results of many gaming and gaming related businesses, including FortuNet; (ii) FortuNet’s withdraw of its application with the Nevada Gaming Control Board for the approval of FortuNet’s mobile gaming system for traditional casino games, such as poker, keno and slots, which withdraw resulted in a write off of approximately $1.6 million of capitalized software development costs; (iii) the sharp decline in worldwide equity markets, which in the opinion of the Trust limits FortuNet’s access to the public equity markets as a means of financing growth or operations on acceptable terms, or at all, for the foreseeable future; and (iv) the continuing significant costs of remaining public.  By deferring the launch of the Offer until January 15, 2010, the Trust allowed a reasonable period of time for FortuNet’s board to appoint a special committee of independent directors and for the special committee to retain advisors and conduct its analysis of the Offer. Accordingly, FortuNet’s unaffiliated stockholders will receive the benefit of the analysis performed by the special committee in a time frame that allows for careful research and deliberation.

Item 10.  Financial Statements.

(a)           Financial statements for the offeror are not material because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class.

(b)           Pro forma financial information is not material to the Offer.

Item 12.  Exhibits.

(a)(5)(ii)

Amended Class Action Complaint of Asher Jungreis and Constantine Giviskes, individually and on behalf of all others similarly situated, against Yuri Itkis, individually and as trustee of the Yuri Itkis Gaming Trust of 1993, Case No. A-09-605118B, filed in the Eighth Judicial District Court in Clark County in the State of Nevada on January 19, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2010	The Yuri Itkis Gaming Trust of 1993

	By:	/s/ Yuri Itkis
		Name:	Yuri Itkis
		Title:	Trustee

YI Acquisition Corp.

	By:	/s/ Yuri Itkis
		Name:	Yuri Itkis
		Title:	President

Yuri Itkis, an individual

/s/ Yuri Itkis
		Name:	Yuri Itkis

EXHIBIT INDEX

Exhibit	Description
(a)(5)(ii)

Amended Class Action Complaint of Asher Jungreis and Constantine Giviskes, individually and on behalf of all others similarly situated, against Yuri Itkis, individually and as trustee of the Yuri Itkis Gaming Trust of 1993, Case No. A-09-605118B, filed in the Eighth Judicial District Court in Clark County in the State of Nevada on January 19, 2010